Exhibit 99.1

Akanda Corp. Driving Recurring Revenue Growth: $2 Million Cash Flow Secured Through Fiber Acquisition

Toronto, Ontario--(Newsfile Corp. – March 26, 2026) - Akanda Corp. (NASDAQ: AKAN) (“Akanda”) and its wholly owned subsidiary, First Towers & Fiber Corp. (“FTF” or the “Company”), an emerging telecommunications infrastructure developer in Mexico, are pleased to announce an expansion of its dark fiber network with the addition of approximately 200 kilometres, increasing total network coverage to approximately 900 kilometres across Central Mexico.

This milestone is expected to materially advance FTF’s strategy to build a scaled, high-margin, cash-flow-generating digital infrastructure platform in what the Company believes is one of Latin America’s most attractive and undersupplied connectivity markets.

Highlights

Contracted, Predictable Cash Flow

The newly secured 200 km of 48-strand fiber infrastructure is backed by a long-term Indefeasible Right of Use (IRU) agreement expected to generate approximately USD $2.0 million in contracted cash flow over a 10-year period. This revenue is underpinned by existing, stable enterprise customers under a Master Lease structure that includes a five-year initial term with a five-year renewal option.

High-Margin Infrastructure with Operating Leverage

FTF believes that dark fiber assets benefit from low operating costs and significant incremental margin expansion, enabling strong free cash flow conversion as utilization increases.

Exposure to a High-Growth Economic Corridor

The Bajío region is considered one of Mexico’s most important industrial hubs, driven by manufacturing, logistics, and international investment. While the anchor tenants have already contractually committed to the expanded network, FTF continues to position itself to strategically capture significant additional upside by seeking to lease the remaining fiber strands to telecom carriers, hyperscalers, and multinational enterprises in the Bajío region.

Platform for Accelerated Scaling

This expansion enhances the Company’s network density and interconnectivity, creating a scalable backbone capable of supporting rapid customer growth with limited incremental capital expenditure.

Mission-Critical Infrastructure with Strong Barriers to Entry

The enhanced redundancy and resiliency afforded by the expansion is expected to position FTF as a premium provider of carrier-grade connectivity, a sector characterized by high barriers to entry and long asset life.

“This transaction is a clear demonstration of our strategy to rapidly build a scaled, cash-flowing telecommunications infrastructure platform in Mexico,” commented Chris Cooper, President of FTF. “We are not just adding kilometres - we are adding high-quality, contracted revenue with meaningful upside.”

“With this expansion, we believe that we are strengthening our position in one of the country’s important economic corridors while creating a foundation for accelerated growth, margin expansion, and long-term shareholder value. This is the first of several proposed acquisitions we are pursuing as we execute on a disciplined roll-up strategy in the digital infrastructure sector.”

Positioned for Aggressive Growth

This acquisition represents the first step in a broader pipeline of proposed targeted transactions aimed at consolidating premium fiber assets across Mexico. Management is evaluating additional opportunities to expand network reach, increase contracted revenue, and drive scale.

With a growing base of predictable cash flows, strong operating leverage, and increasing strategic relevance to global connectivity demand, FTF is positioning itself as a compelling platform for strategic partners and other interested parties seeking exposure to digital infrastructure growth in Latin America.

About First Towers & Fiber Corp.

First Towers & Fiber Corp. is an emerging developer of telecommunications infrastructure in Mexico, specializing in cellular tower construction and dark fiber networks. FTF partners with national carriers and technology providers to deliver scalable, reliable, and future-ready connectivity solutions, driving both commercial growth and digital inclusion.

For further information, contact:

AKANDA CORP. GENERAL ENQUIRIES
E: ir@akandacorp.com

Forward-Looking Statements

This press release contains “forward-looking statements.” Such statements which are not purely historical (including, but not limited to statements that contain words such as “will,” “believes,” “plans,” “anticipates,” “expects,” “intends,” “would,” “could” and “estimates”) are forward-looking statements and include any statements regarding beliefs, plans, expectations or intentions regarding the future.

Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) failure to realize the anticipated benefits of Akanda’s acquisition of FTF; (iii) the limited operating history of each of Akanda and FTF; (iv) the ability of Akanda and its subsidiaries (collectively, “Akanda Group”) to grow and manage growth effectively; (v) the ability of Akanda Group to execute their business plans; (vi) estimates of the size of the markets for Akanda Group’s products and services; (vii) the rate and degree of market acceptance of Akanda Group’s products and services; (viii) Akanda Group’s ability to identify and integrate acquisitions; (ix) future investments in technology and operations; (x) potential litigation involving Akanda Group; (xi) risks relating to the uncertainty of projected financial information; (xii) the effects of competition on Akanda Group’s businesses; (xiii) developments and changes in laws and regulations; (xiv) the impact of significant investigative, regulatory or legal proceedings; (xv) general economic and market conditions impacting demand for Akanda Group’s products and services; (xvi) the ability to meet Nasdaq’s listing standards; (xvii) the ability of Akanda to raise capital, and to issue equity or equity-linked securities in the future; (xviii) the ability of Akanda to manage its significant debt load and liabilities; and (xix) such other risks and uncertainties as are discussed in Akanda’s Annual Report on Form 20-F filed with the SEC or in other documents Akanda files from time to time with the SEC. Akanda expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Akanda’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Actual results could differ from those projected in any forward-looking statements due to numerous factors. These forward-looking statements are made as of the date of this press release, and Akanda assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law. Although Akanda believes that the beliefs, plans, expectations and intentions contained in this press release are reasonable, there can be no assurance that such beliefs, plans, expectations or intentions will prove to be accurate. Investors should consult all of the information set forth herein and should also refer to the risk factors disclosure outlined in Akanda’s reports and statements filed from time-to-time with the Securities and Exchange Commission.

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